UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 2)*


                             chinadotcom corporation
                             -----------------------
                                (Name of Issuer)


               Class A Common Shares, par value $0.00025 per share
               ---------------------------------------------------
                         (Title of Class of Securities)


                                   G2108N 10 9
                                   -----------
                                 (CUSIP Number)


                                  July 24, 2003
                                  -------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_|  Rule 13d-1(b)

        |X|  Rule 13d-1(c)

        |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


================================================================================

CUSIP No. G2108N 10 9                                          Page 2 of 8 Pages
                                                                    -    -

================================================================================
========= ======================================================================

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   AOL Time Warner Inc.
                   13-4099534

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     a|_|
                                                                b|_|

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware

========= ======================================================================
================================ ========= =====================================

                          5     SOLE VOTING POWER          0
    NUMBER OF
     SHARES           --------- ------------------------------------------------
  BENEFICIALLY        --------- ------------------------------------------------
   OWNED BY
     EACH                 6     SHARED VOTING POWER        6,795,200(1)
   REPORTING
    PERSON            --------- ------------------------------------------------
     WITH             --------- ------------------------------------------------

                          7     SOLE DISPOSITIVE POWER     0

                      --------- ------------------------------------------------
                      --------- ------------------------------------------------

                        8       SHARED DISPOSITIVE POWER   6,795,200(1)

================================ ========= =====================================
=========== ====================================================================

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,795,200(1)

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*     |_|

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    6.71%(1)

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

12          TYPE OF REPORTING PERSON*            HC

=========== ====================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



1 Calculated pursuant to Rule 13d-3(d). The percentage is based on the number of shares of common stock of chinadotcom corporation ("chinadotcom") outstanding on December 31, 2002 as reported in chinadotcom's Annual Report on Form 20-F for the year ended December 31, 2002.

                                  SCHEDULE 13G


================================================================================

CUSIP No. G2108N 10 9                                          Page 3 of 8 Pages
                                                                    -    -

================================================================================
========= ======================================================================

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                 America Online, Inc.
                 54-1322110

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     a|_|
                                                                b|_|

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION               Delaware

========= ======================================================================
================================ ========= =====================================

                          5     SOLE VOTING POWER              0
    NUMBER OF
     SHARES           --------- ------------------------------------------------
  BENEFICIALLY        --------- ------------------------------------------------
    OWNED BY
      EACH                6     SHARED VOTING POWER            6,795,200(1)
   REPORTING
     PERSON           --------- ------------------------------------------------
      WITH            --------- ------------------------------------------------

                          7     SOLE DISPOSITIVE POWER         0

                      --------- ------------------------------------------------
                      --------- ------------------------------------------------

                          8     SHARED DISPOSITIVE POWER       6,795,200(1)

================================ ========= =====================================
=========== ====================================================================

 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,795,200(1)

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*       |_|

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     6.71%(1)

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

12          TYPE OF REPORTING PERSON*               HC

=========== ====================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




1 Calculated pursuant to Rule 13d-3(d). The percentage is based on the number of shares of common stock of chinadotcom corporation ("chinadotcom") outstanding on December 31, 2002 as reported in chinadotcom's Annual Report on Form 20-F for the year ended December 31, 2002.

CUSIP No. G2108N 10 9                                          Page 4 of 8 Pages
                                                                    -    -


Item 1(a)    Name of Issuer

               chinadotcom corporation
             -------------------------------------------------------------------

Item 1(b)    Address of Issuer's Principal Executive Offices:

               34/F, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong
             -------------------------------------------------------------------

Item 2(a)    Name of Person Filing:

               AOL Time Warner Inc.
             -------------------------------------------------------------------

Item 2(b)    Address of Principal Business Office or, if None, Residence:

               75 Rockefeller Plaza, New York, NY 10019
               -----------------------------------------------------------------

Item 2(c)    Citizenship:

               Delaware
               -----------------------------------------------------------------

Item 2(d)    Title of Class of Securities:

               Class A Common Shares, par value $0.00025 per share
               -----------------------------------------------------------------

Item 2(e)    CUSIP Number:

               G2108N 10 9
               -----------------------------------------------------------------

Item 3. If This Statement is filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)   |_| Broker or dealer registered under Section 15 of the Exchange Act.

     (b)   |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) |_| Investment company registered under Section 8 of the Investment Company Act.

     (e)   |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [X]

CUSIP No. G2108N 10 9                                          Page 5 of 8 Pages
                                                                     -   -


Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)       Amount beneficially owned:

              6,795,200*
          ---------------------------------------------------------------------

(b)       Percent of Class:

              6.71%*
          ----------------------------------------------------------------------

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote                             0
                                                  ------------------------------

(ii)      Shared power to vote or to direct the vote                  6,795,200*
                                                    ----------------------------

(iii)     Sole power to dispose or to direct the disposition of                0
                                                                ----------------

(iv)      Shared power to dispose or to direct the disposition of     6,795,200*
                                                                 ---------------

          * AOL Time Warner Inc., through its wholly-owned subsidiary, America Online, Inc., previously held (1) 6,795,200 shares of common stock of chinadotcom corporation, (2) Warrant A, which provided America Online the right to purchase a number of shares of chinadotcom common stock that, when added to the number of shares of chinadotcom common stock owned by America Online, would equal 18.5% of the then total outstanding shares of chinadotcom on a fully diluted basis, at an exercise price of $5.00 per share and (3) Warrant B, which provided America Online the right to purchase a number of shares of chinadotcom common stock equal to an additional 6.5% of the then total outstanding shares of chinadotcom common stock on a fully diluted basis, at an exercise price of $42.50 per share. On July 15, 2003, America Online delivered an executed purchase form and the exercise price to purchase a portion of the shares of chinadotcom common stock available under Warrant A, which tender of exercise was refused. Pursuant to their terms, Warrant A and Warrant B were to expire on July 16, 2003. America Online and chinadotcom engaged in settlement discussions regarding the disputes between the companies and their affiliates, including disputes related to America Online's attempt to exercise Warrant A, and claims that chinadotcom had asserted against America Online and its employees. On July 24, 2003, America Online and chinadotcom entered into a settlement agreement resolving all disputes and releasing all claims between the companies and their affiliates. Pursuant to the settlement, Warrant A and Warrant B were canceled and any contractual limitations or restrictions on America Online's ability to dispose of the 6,795,200 shares of Class A common stock of chinadotcom were eliminated. This Amendment No. 2 amends a Schedule 13G originally filed on February 15, 2000 and amended by a Schedule 13D filed on January 22, 2001.

Item 5.   Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which
          Acquired the Security Being Reported on by the Parent Holding Company.

                  America Online, Inc. - CO

Item 8.   Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.   Notice of Dissolution of Group.

                  Not Applicable




CUSIP No. G2108N 10 9                                          Page 6 of 8 Pages
                                                                    -    -


Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

CUSIP No. G2108N 10 9                                          Page 7 of 8 Pages
                                                                    -    -



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 30, 2003
                                                    AOL Time Warner Inc.


                                                    /s/ Pascal Desroches
                                                    ----------------------------
                                                           (Signature)

                                                    Pascal Desroches
                                                    Vice President and
                                                    Deputy Controller
                                                    ----------------------------
                                                           (Name/Title)


                                                    America Online, Inc.


                                                    /s/ Joseph A. Ripp
                                                    ----------------------------
                                                           (Signature)

                                                    Joseph A. Ripp
                                                    Vice Chairman
                                                    ----------------------------
                                                           (Name/Title)

CUSIP No. G2108N 10 9                                          Page 8 of 8 Pages
                                                                    -    -




                                                                   EXHIBIT NO. 1

                             JOINT FILING AGREEMENT


     AOL Time Warner Inc., a Delaware corporation, and America Online, Inc., a Delaware corporation, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13G filed herewith, and any amendments thereto, relating to the shares of Class A Common Shares, par value $0.00025 per share, of chinadotcom corporation is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated:  July 30, 2003

                                       AOL TIME WARNER INC.



                                       By:    /s/ Pascal Desroches
                                              ----------------------------------
                                       Name:  Pascal Desroches
                                       Title: Vice President and
                                              Deputy Controller


                                       AMERICA ONLINE, INC.



                                       By:    /s/ Joseph A. Ripp
                                              ----------------------------------
                                       Name:  Joseph A. Ripp
                                       Title: Vice Chairman